
07000900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-25338 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Municipal Securities, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Second Avenue, South
(No. and Street)

| St. Petersburg | Florida | 33701 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Petagna, Jr. — (727) 825-0522
(Area Code-Telephone No.)

PROCESSED
MAR 0 6 2007
THOMSON
FINANCIAL

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)



**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of American Municipal Securities, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of American Municipal Securities, Inc., as of December 31, 2006, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

American Municipal Securities, Inc.



Jeanne W. Steuart, Vice President
Financial and Operations Principal

Sworn to and subscribed before me this
26 day of February, 2007.



(Signature of Notary Public)


PATTI PATTERSON
Notary Public - State of Florida
My Commission Expires Sep 11, 2007
Commmission # DD239200
Bonded By National Notary Assn.

Personally known: X

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- __ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- __ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- __ (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*



**HACKER, JOHNSON & SMITH PA**

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

## Independent Auditors' Report

American Municipal Securities, Inc.
St. Petersburg, Florida:

We have audited the accompanying statement of financial condition of American Municipal Securities, Inc. (the "Company") at December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 16, 2007



500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

AMERICAN MUNICIPAL SECURITIES, INC.

**Statement of Financial Condition**

**December 31, 2006**

| **Assets** | |
|---|---|
| Cash, including interest-bearing deposits of $111,823 | $ 139,181 |
| Receivable from clearing organization | 37,055 |
| Securities owned, at market | 8,810,514 |
| Accrued interest receivable | 52,281 |
| Premises and equipment, net | 175,284 |
| Other assets and prepaid expenses | 102,330 |
| Total | $ 9,316,645 |
| **Liabilities and Stockholders' Equity** | |
| Liabilities: | |
| Accounts payable | 49,195 |
| Securities sold not yet purchased | 226,009 |
| Payable to clearing broker | 6,324,312 |
| Note payable | 156,582 |
| Accrued expenses and other liabilities | 278,990 |
| Total liabilities | 7,035,088 |
| Commitments and contingencies (Notes 3, 9 and 10) | |
| Stockholders' equity: | |
| Preferred stock, $10 cumulative, par value $.10 (authorized 45,000 shares; none issued) | - |
| Common stock, $.10 par value (authorized 30,000 shares; 6,000 issued and outstanding) | 660 |
| Additional paid-in capital | 306,640 |
| Retained income | 1,974,257 |
| Total stockholders' equity | 2,281,557 |
| Total | $ 9,316,645 |

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

**Statement of Income**

**Year Ended December 31, 2006**

| | |
|---|---|
| Revenues: | |
| Principal transactions | $ 3,139,713 |
| Commissions | 2,413,073 |
| Investment banking | 467,516 |
| Interest | 398,391 |
| Other | 3,682 |
| Total revenues | 6,422,375 |
| Expenses: | |
| Commissions | 2,547,334 |
| Compensation and employee benefits | 1,724,410 |
| Communications | 67,605 |
| Clearing fees | 235,603 |
| Interest | 362,231 |
| Rent | 215,407 |
| Depreciation and amortization | 120,047 |
| Trading fees | 155,642 |
| Promotional costs | 79,428 |
| Other | 459,843 |
| Total expenses | 5,967,550 |
| Net income | $ 454,825 |

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

**Statement of Changes in Stockholders' Equity**

**Year Ended December 31, 2006**

| | Common Stock | Additional Paid-In Capital | Retained Income | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance at December 31, 2005 | $ 660 | 306,640 | 1,849,432 | 2,156,732 |
| Net income | - | - | 454,825 | 454,825 |
| Dividend paid | - | - | (330,000) | (330,000) |
| Balance at December 31, 2006 | $ 660 | 306,640 | 1,974,257 | 2,281,557 |

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

**Statement of Changes in Liabilities Subordinated to Claims of Creditors**

**Year Ended December 31, 2006**

| | |
|---|---|
| Balance at December 31, 2005 | $ 250,000 |
| Retirement of liability | (250,000) |
| Balance at December 31, 2006 | $ - |

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

**Statement of Cash Flows**

**Year Ended December 31, 2006**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 454,825 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 120,047 |
| Decrease in receivables, other assets and prepaid expenses | 81,700 |
| Decrease in receivable from clearing organization | 613,174 |
| Increase in securities owned | (643,776) |
| Increase in payable to clearing broker | 152,491 |
| Decrease in accounts payable | (45,361) |
| Decrease in accrued expenses and other liabilities | (342,949) |
| Decrease in securities sold not yet purchased | (42,957) |
| Net cash provided by operating activities | 347,194 |
| Cash flows used in investing activity- | |
| Net purchases of premises and equipment | (7,192) |
| Cash flows used in financing activities: | |
| Repayment of note payable | (29,404) |
| Dividends paid | (330,000) |
| Net cash used in financing activities | (359,404) |
| Net decrease in cash | (19,402) |
| Cash at beginning of year | 158,583 |
| Cash at end of year | $ 139,181 |
| Supplemental disclosure of cash flow information- | |
| Cash paid during the year for interest | $ 362,231 |
| Noncash transaction- | |
| Maturity of secured demand note receivable and subordinated borrowing | $ 250,000 |

See accompanying Notes to Financial Statements.

## (1) Summary of Significant Accounting Policies

American Municipal Securities, Inc. (the "Company") is a securities broker/dealer headquartered in St. Petersburg, Florida with branch offices in Little Rock and Fayetteville, Arkansas, Dillard, Georgia, Fern Park, Florida, Pittsburgh, Pennsylvania and Charlotte and Wilmington, North Carolina. The Company is a retail securities dealer, underwriter and market maker operating primarily in the United States of America. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

***Estimates.*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Securities and Security Transactions.*** The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Income and expenses related to security transactions are recorded on a trade date basis. Securities owned are carried at market value. Unrealized gains and losses on securities owned are reflected currently in securities trading income. Investment banking revenue is recorded as follows: management fees upon receipt, sales concessions on trade date, and underwriting fees at the time the underwriting is closed and the income is reasonably determinable.

***Depreciation and Amortization.*** Depreciation is provided using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement of the term of the lease

***Income Taxes.*** The Company's stockholders have elected to be treated as an S-Corporation. For federal and state income tax purposes all items of income and expense flow through to its stockholders, therefore no provision for income taxes has been reflected in these financial statements.

## (2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(continued)

### (3) Premises and Equipment

A summary of premises and equipment at December 31, 2006 is as follows:

| | |
|---|---|
| Furniture and equipment | $ 649,623 |
| Leasehold improvements | 8,655 |
| Total, at cost | 658,278 |
| Less accumulated depreciation and amortization | 482,994 |
| Premises and equipment, net | $ 175,284 |

The Company leases its office facilities and certain equipment under various operating leases. The leases contain escalation clauses based upon increases in operating expenses, real estate taxes and utility costs and renewal options. The Company's St. Petersburg, Florida office is leased from a related party. Rent expense was $215,407 during the year ended December 31, 2006 and included $93,000 paid to related parties. Minimum future lease payments at December 31, 2006 were as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2007 | $ 201,592 |
| 2008 | 151,409 |
| 2009 | 56,700 |
| Total minimum lease payments | $ 409,701 |

### (4) Securities Owned and Sold, Not Yet Purchased

Marketable securities owned consist of trading and investment securities at quoted market values as follows:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| State and municipal obligations | $ 8,658,376 | 226,009 |
| Corporate obligations | 142,844 | - |
| Equity securities | 9,294 | - |
| | $ 8,810,514 | 226,009 |

(continued)

## (5) Note Payable

The note payable at December 31, 2006 is as follows:

| | Amount |
|---|---|
| 6.00% unsecured note payable with a financial institution payable in monthly installments of principal and interest of $3,323 through 2011 | $ 156,582 |

Aggregate annual principal repayments for the installment note are as follows:

| Year Ending December 31, | |
|---|---|
| 2007 | $ 31,209 |
| 2008 | 33,141 |
| 2009 | 35,235 |
| 2010 | 37,439 |
| 2011 | 19,558 |
| | $ 156,582 |

## (6) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds a portion of securities purchased by the Company. The percentage of the purchases funded depends on the underlying security. Interest is at a floating rate (6.15% at December 31, 2006) that generally corresponds to the federal funds rate plus 0.9%. At December 31, 2006, $6,324,312 had been advanced to purchase securities. This account is collateralized by securities with a carrying value of $8,810,514 at December 31, 2006.

## (7) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan, which is available to employees who have completed one year of service and have attained age twenty-one. The Company charged $38,257 to operations relating to plan contributions for the year ended December 31, 2006.

(continued)

**(8) Net Capital Requirements**

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2006 the Company's minimum net capital requirement was $100,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $954,556 and the ratio of aggregate indebtedness to net capital was .51 to 1.

**(9) Commitments and Contingencies**

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

**(10) Financial Instruments with Off-Balance-Sheet Risk**

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

# AMERICAN MUNICIPAL SECURITIES, INC.

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

## December 31, 2006

### NET CAPITAL

| | | |
|---|---|---|
| Total stockholder's equity | | $ 2,281,557 |
| Deductions and/or changes: | | |
| Furniture, equipment, and leasehold improvements | $ 175,284 | |
| Other assets | 102,330 | 277,614 |
| Net capital before haircuts on securities positions | | |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1): | | |
| Subordinated securities borrowings | | |
| Trading and investment securities: | | |
| Exempted securities | 1,033,415 | |
| Debt securities | 14,578 | |
| Other securities | 1,394 | 1,049,387 |
| Net capital | | $ 954,556 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (based on aggregate indebtedness) | $ 32,317 |
| Minimum net capital required of reporting broker or dealer | $ 100,000 |
| Net capital requirement (greater of above) | $ 100,000 |
| Excess net capital | $ 854,556 |

### AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition: | |
| Note payable | $ 156,582 |
| Other accounts payable and accrued expenses | 328,185 |
| Total A.I. Liabilities from Statement of Financial Condition | 484,767 |
| Less adjustment based on Deposits in Special Reserve Bank Accounts | - |
| Total aggregate indebtedness | $ 484,767 |
| Ratio aggregate indebtedness to net capital | .51 to 1 |

### RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.



**HACKER, JOHNSON & SMITH PA**

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

## Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 16, 2007

American Municipal Securities, Inc.
St. Petersburg, Florida

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of American Municipal Securities, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424

A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,





END